Louis Taubman (Admitted NY)
Email lou@lhttlaw.com
October 29, 2008

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:      Edwin Kim

Re:          Jpak Group, Inc.
                Registration Statement on Form S-1/A
Filed September 29, 2008
Form 10-K for the period ended June 30, 2008
Filed September 29, 2008
Form 10-Q/A for the period ended March 31, 2008
Filed September 29, 2008
Form 10-Q/A for the period ended December 31, 2007
Filed September 29, 2008
Form 10-Q/A for the period ended September 30, 2007
Filed September 29, 2008
File No. 333-147264

Dear Mr. Kim:

This letter is provided in response to your letter dated October 10, 2008, regarding the above-referenced Registration Statement for our client, Jpak Group, Inc. (the “Company”).  Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses below refer to our client, Jpak Group, Inc. and not our law firm.

S-1/A

Notes to Consolidated Financial Statements
Supplemental Cash Flow Information F-13

1.
During the current year we note that you had several non-cash financing transactions (i.e. preferred stock issued to settle convertible debt, preferred stock dividends, etc.). Please disclose all non-cash transactions in accordance with paragraph 32 of SFAS 95.

Response: According to Paragraph 32 of SFAS95, information about all investing and financing activities of an enterprise during a period that affects recognized assets or liabilities but that does not result in cash receipts or cash payments in the period shall be reported in related disclosures. Those disclosures may be either narrative or summarized in a schedule, and they shall clearly relate the cash and noncash aspects of transactions involving similar items.  Accordingly, we have identified non-cash transactions including the conversion of convertible notes and disclosed third non-cash transaction by modifying Note  9 (revised Note 9 included as Appendix A hereto) of our amended Form S-1/A. In addition, we will file amended Form 10-Qs for the periods ended September 30, 2007and December 31, 2007 and we will file an amended Form 10-K for the year ended June 30, 2008, to ensure the financial information presented in our Exchange Act filings is consistent with the financial information presented in our S-1

Earnings per Share F-14

2.
We note that as of June 30, 2008 you had a net loss applicable to common stockholders. Accordingly, it appears that you should not be including the effects of you preferred stock or warrants in determining diluted EPS as there effects of your preferred stock or warrants in determining diluted EPS as there effect would be anti-dilutive. Please refer to the guidance of paragraph 13 of SFAS 128. Please advise or revise. In addition, it appears that net loss applicable to common stockholders also occurred during the quarters ended September 30, 2007, December 31, 2007 and for the nine months ended March 31, 2008 and should be revised accordingly.

Response:                      Pursuant to your comment, we fill amended Form S-1/A to ensure the Earning per Share (“EPS”) presentation follows the guidance of Paragraph 13 of SFAS 128.  In addition, we will file amended Form 10-Qs for the periods ended September 30, 2007, December 31, 2007 and for the nine months ended March 31, 2008 and we will file an amended Form 10-K for the year ended June 30, 2008, to ensure the financial information presented in our Exchange Act filings is consistent with the financial information presented in our S-1

Note 19 – Allocation of Proceeds from the Exercise of Series J Warrants, F-14

3.
Considering the Series A Convertible Preferred Stock and Series A and B warrants were issued on August 9, 2007 and are still outstanding at June 30, 2008, please revise your disclosure to discuss the accounting for the preferred stock issued with warrants.

Response: Per your comment, we have revised our disclosures by modifying Footnote 19 (revised Footnote 19 is included as Appendix B hereto) of our amended Form S-1/A.

4.	It appears the value of the Series C warrants at December 28, 2007 of $4,208,334 presented on F-15 is inconsistent with the value of $4,308,750 disclosed on F-17. Please clarify or advise.

Response: The value of the Series C warrants as presented on page F-17 ($4,3808,750) is correct.  Accordingly, and pursuant to your comment, we will revise the value presented on F-15.  The revisions are included in revised Footnote 19 that is presented as Appendix B.  In addition, we modified Footnote 17 (revised Footnote 17 is included as Appendix C hereto) of our Quarterly Report for the Quarter ending December 31, 2007 and Footnote 16 (revised Footnote 16 is included as Appendix D hereto) of our Quarterly Report for the Quarter ending March 31, 2008 to ensure the financial information presented in our Exchange Act filings is consistent with the financial information presented in our S-1.

5.	It appears the value of the Series D warrants at December 28, 2007 of $3,791,667 presented on F-15 is inconsistent with the value of $3,985,000 disclosed on F-17. Please clarify or advise.

Response:                      The value of the Series D warrants as presented on page F-17 ($3,985,000) is correct.  Accordingly, and pursuant to your comment, we will revise the value presented on F-15.  The revisions are included in revised Footnote 19 that is presented as Appendix B. In addition, we modified Footnote 17 (revised Footnote 17 is included as Appendix C) of our Quarterly Report for the Quarter ending December 31, 2007 and Footnote 16 (revised Footnote 16 is included as Appendix D) of our Quarterly Report for the Quarter ending March 31, 2008, to ensure the financial information presented in our Exchange Act filings is consistent with the financial information presented in our S-1.

Form 10-K for the Period Ended June 30, 2008

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 54

6.
We note that as of June 30, 2008, you concluded that your disclosure controls and procedures were effective. Please tell us how your conclusion that disclosure controls and procedures were deficient at March 31, 2008, your material deficiencies identified and disclosed in your assessment of your internal controls and the restatement of your September 30, 2007, December 31, 2007 and March 31, 2008 10-Q’s impacts the conclusion regarding the effectiveness of your disclosure controls and procedures. Please tell us the factors you considered to support management’s conclusion that disclosure controls and procedures were effective or amend your Form 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

Response:                          All of the company’s disclosure, but for the opening paragraph in Item 9A of the 10-K, regarding its disclosure controls and procedures accurately states that such controls and procedures are deficient.  Stating that they were effective in the opening paragraph of Item 9A was an oversight and we have amended the 10-K accordingly.  As a result, the revised opening paragraph in Item 9A of the 10-K reads as follows:

“Our management evaluated, with participation of our Chief Executive Officer and our Acting Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and our Acting Chief Financial Officer have concluded that our disclosure controls and procedures are ineffective in ensuring that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission, and such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Acting Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.  We have been working on them to improve their effectiveness; therefore, there will be changes in our internal controls that will definitely and positively affect internal controls subsequent to the date we carried out our evaluation. These corrective measures are discussed and described below in Management’s Report on Internal Controls over Financial Reporting.”

Form 10-Q/A for the Period Ended March 31, 2008

Notes to Consolidated Financial Statements

Note 3- Summary of Significant Accounting Policies

Earnings per Share, page 9

7.
We note that during the three-months ended March 31, 2008, you generated net income. Please provide a detailed discussion of how you determined the effect of the dilutive securities (convertible preferred stock and warrants) for this period. Please refer to the guidance in paragraphs (17) and (26) of SFAS No, 128.

Response:                      Pursuant to your comment and following the guidance in paragraphs (17) and (26) of SFAS No. 128, we will file an amended Form 10Q for the Quarter ending March 31, 2008 that provides a detailed discussion of how we determined the effect of dilutive securities (convertible preferred stock and warrants) for this period.  As a result, we added the following opening paragraph to the “Earnings per Share” section of Footnote 3:

“In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”) and EITF No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-6”), basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).”

Item 4. Controls and Procedures page 29

8.
We note that as of March 31, 2008, management concluded that disclosure controls and procedures were deficient. Please revise your disclosure to state whether your disclosure controls and procedures were effective or ineffective in accordance with Item 307 of Regulation S-K.

Response:                   We believe this comment stems from your comment No. 6, which identified the error in our Form 10-K that our disclosure controls and procedures were effective as of June 30, 2008.  As stated above, all of the company’s other disclosure, but for the opening paragraph in Item 9A of the 10-K, regarding its disclosure controls and procedures accurately states that such controls and procedures are deficient.  Accordingly, the disclosure in our 10-Q/A for the quarter ending March 31, 2008 was accurate – our disclosure controls and procedures were deficient.

Item 6. Exhibits

9.	As your auditors have provided a review report for the interim financial statements, please file an awareness letter in accordance with Item 601(15) of Regulation S-K.

Response:                  We filed an awareness letter in accordance with Item 601(15) of Regulation S-K as Exhibit 15.1 to our Form 10-Q/A for the period ended March 31, 2008.

Form 10-Q/A for the Period Ended December 31, 2007

Notes to Consolidated Financial Statements

Note 17 – Allocation of Proceeds from the Exercise of Series J Warrants, page 17

10.
It appears that the assumptions utilized, particularly volatility and values assigned to the preferred stock and warrants have been restated from the disclosure provided in Note 17 of the December 31, 2007 10-Q/A filed on August 5, 2008. Please provide the disclosures required by paragraph (25) and (26) of SFAS No, 154.

Response:                        According to Paragraph 26 of SFAS no. 154, when prior period adjustments are recorded the entity shall make the disclosures of prior-period adjustments and restatements required by paragraph 26 of APB Opinion No. 9 Reporting the Results of Operations.   Accordingly, we have we modified Footnote 17 (revised Footnote 17 is included as Appendix C) have modified our Footnote 15 (revised Footnote 15 is included as Appendix E hereto) of our Quarterly Report for the Quarter ending December 31, 2007 to provide the required disclosures on reallocation of proceeds from the exercise of series J warrants as a result certain changes to our assumptions utilized (particularly volatility).

Note 18 – Beneficial Conversion Feature of Series A Preferred Shares, page 20

11.
It appears the value assigned to the beneficial conversion feature of the Series B Convertible Preferred Stock has been restated from the disclosure provided in Note 18 of the December 31, 2007 10-Q/A filed on August 5, 2008. Please provide the disclosures required by paragraph (25) and (26) of SFAS No. 154.

Response:                     According to Paragraph 26 of SFAS no. 154, when prior period adjustments are recorded the entity shall make the disclosures of prior-period adjustments and restatements required by paragraph 26 of APB Opinion No. 9 Reporting the Results of Operations.   Accordingly, we have we modified Footnote 18 (revised Footnote 18 is included as Appendix F hereto) and Footnote 15 (revised Footnote 15 is included as Appendix E) of our 10-Q for the Quarter ending December 31, 2007 to provide the required disclosures on reclassification of beneficial conversion feature of the series A preferred shares.

Item 6. Exhibits

12.	As your auditors have provided a review report for the interim financial statements, please file an awareness letter in accordance with Item 601 (15) of Regulation S-K.

Response:               We filed an awareness letter in accordance with Item 601(15) of Regulation S-K as Exhibit 15.1 to our Form 10-Q/A for the period ended December 31, 2007.

Form 10-Q/A for the Period Ended September 30, 2007

Notes to Consolidated Financial Statements

Note 16 – Allocation of Proceeds of Convertible Promissory Notes page 14

13.
It appears that the assumptions utilized, particularly volatility and values assigned to the preferred stock and warrants have been restated from the disclosure provided in Note 16 of the September 30, 2007 10-Q/A filed on August 5, 2008. Please provide the disclosures required by paragraph (25) and (26) of SFASS No. 154.

Response:                         According to Paragraph 26 of SFAS no. 154, when prior period adjustments are recorded the entity shall make the disclosures of prior-period adjustments and restatements required by paragraph 26 of APB Opinion No. 9 Reporting the Results of Operations.   Accordingly, we have we modified Footnote 16 (revised Footnote 16 is included as Appendix G hereto) and Footnote 14 (revised Footnote 14 is included as Appendix H hereto) of our 10-Q for the Quarter ending September 30, 2007 to provide the required disclosures on reallocation of proceeds as a result certain changes to our assumptions utilized (particularly volatility)

Note 17 - Beneficial Conversion Feature of Series A Preferred Shares, page 16

14.
It appears the value assigned to the beneficial conversion feature of the Series A Convertible Preferred Stock has been restated from the disclosure provided in Note 17 of the September 30, 2007 10-Q/A filed on August 5, 2008. Please provide the disclosures required by paragraph (25) and (26) of SPAS No. 154

Response:                      According to Paragraph 26 of SFAS no. 154, when prior period adjustments are recorded the entity shall make the disclosures of prior-period adjustments and restatements required by paragraph 26 of APB Opinion No. 9 Reporting the Results of Operations.   Accordingly, we have we modified Footnote 17 (revised Footnote 17 is included as Appendix I hereto) and Footnote 14 (revised Footnote 14 is included as Appendix H) of our 10-Q for the Quarter ending September 30, 2007 to provide the required disclosures on reclassification of beneficial conversion feature of the series A preferred shares.

Item 6. Exhibits

15.	As your auditors have provided a review report for the interim financial statements, please file an awareness letter in accordance with Item 601 (15) of Regulation S-K.

Response:                    We filed an awareness letter in accordance with Item 601(15) of Regulation S-K as Exhibit 15.1 to our Form 10-Q/A for the period ended September 30, 2007.

Other Exchange Act Reports

16.	Please revise your other Exchange Act Reports, as necessary, to comply with our comments.

Response:                  We will revise and file amended Exchange Act Reports as necessary, to comply with your comments and ensure that the disclosure contained therein is consistent with our responses herein, each other and the disclosure included in the S-1.

We understand that you may have additional comments and thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/  Louis Taubman
By: Louis Taubman,
Attorney at Law

cc: Mr. Wang, CEO

Appendix A

(Form S-1/A and Form 10-K for year ended June 30, 2008)

NOTE 9 - CONVERTIBLE NOTES

On August 9, 2007, the convertible notes converted to the following items: (i) 5,608,564 shares of the Company’s Series A Convertible Preferred Stock, par value $.0001 per share (the “Preferred Stock”), which shares are convertible into an aggregate of 11,217,128 shares of Common Stock, (ii) Class A Warrants to purchase an aggregate of 5,500,000 shares of Common Stock (subject to adjustment) at an exercise price of $.60 per share until August 2011 (the “Class A Warrants”), (iii) Class B Warrants to purchase an aggregate of 5,500,000 shares of Common Stock (subject to adjustment) at an exercise price of $.70 per share until August 2011 (the “Class B Warrants”) and (iv) Class J Warrants to purchase (a) an aggregate of 5,000,000 shares of Series B Preferred Stock, which preferred stock shall contain the same terms as the Series A Preferred Stock (other than conversion price), which shares will be convertible into 8,333,333 shares of the Company’s Common Stock, (b) Class C Warrants to purchase an aggregate of 4,166,667 shares of Common Stock (subject to adjustment) at an exercise price of $.72 per share (the “Class C Warrants”) and (c) Class D Warrants to purchase an aggregate of 4,166,667 shares of Common Stock (subject to adjustment) at an exercise price of $.84 per share (the “Class D Warrants” and together with the Class A Warrants, Class B Warrants and Class C Warrants, the “Warrants”). The Class J Warrants shall only be exercisable until 90 days following the effective date of a registration statement registering for sale the shares of common stock underlying the securities issued in the financing.

The conversion of convertible notes is considered as a non-cash financing transaction.

Appendix B

(Form S-1/A and Form 10-K for year ended June 30, 2008)

NOTE 19 – ALLOCATION OF PROCEEDS FROM THE EXERCISE OF SERIES J WARRANTS

On August 9, 2007, the Company became a party to the NPA (Note Purchase Agreement dated May 17, 2007) by and among the Company, JPAK, Grand International and the Investors. Pursuant to the NPA JPAK issued Convertible Promissory Notes in the aggregate principal amount of US$5.5 million to the Investors. As a result of the Share Exchange and under the terms of the Notes and the NPA, , the convertible notes converted to the following items: (i) 5,608,564 shares of the Company’s Series A Convertible Preferred Stock, par value $.0001 per share (the “Preferred Stock”), which shares are convertible into an aggregate of 11,217,128 shares of Common Stock, (ii) Class A Warrants to purchase an aggregate of 5,500,000 shares of Common Stock (subject to adjustment) at an exercise price of $.60 per share until August 2011 (the “Class A Warrants”), (iii) Class B Warrants to purchase an aggregate of 5,500,000 shares of Common Stock (subject to adjustment) at an exercise price of $.70 per share until August 2011 (the “Class B Warrants”) and (iv) Class J Warrants to purchase (a) an aggregate of 5,000,000 shares of Series B Preferred Stock, which preferred stock shall contain the same terms as the Series A Preferred Stock (other than conversion price), which shares will be convertible into 8,333,333 shares of the Company’s Common Stock, (b) Class C Warrants to purchase an aggregate of 4,166,667 shares of Common Stock (subject to adjustment) at an exercise price of $.72 per share (the “Class C Warrants”) and (c) Class D Warrants to purchase an aggregate of 4,166,667 shares of Common Stock (subject to adjustment) at an exercise price of $.84 per share (the “Class D Warrants” and together with the Class A Warrants, Class B Warrants and Class C Warrants, the “Warrants”). The Class J Warrants were be exercisable until 90 days following the effective date of a registration statement registering for sale the shares of common stock underlying the securities issued in the financing. Finally, the Company also granted warrants to purchase 990,000 shares of common stock with an exercise price of US$.50 per share to the placement agent in the financing transaction. These warrants have the same terms as the Series A and Series B Warrants, except that they contain a “cashless” exercise provision.

On December 28, 2007, the holders of the Company’s outstanding Series J Warrants exercised in full such warrants for aggregate gross proceeds of US$5.0 million to The Company. Upon exercise of the Series J Warrants and pursuant to their stated terms, the Company issued to the holders of the Series J Warrants (a) an aggregate of 5,000,000 shares of the Company’s Series B Convertible Preferred Stock, which are convertible into an aggregate of 8,333,333 shares of the Company’s common stock, (b) Series C Warrants to purchase an aggregate of 4,166,667 shares of the Company’s common stock at an exercise price of US$0.72 per share and (c) Series D Warrants to purchase an aggregate of 4,166,667 shares of the Company’s common stock (subject to adjustment) at an exercise price of US$0.84 per share. The Series C Warrants and Series D Warrants have a term of six years from the date of issuance.

In connection with the exercise of the Series J Warrants, we extended the term of our Series A Warrants and Series B Warrants from four years to six years, so that such warrants shall now expire on August 9, 2013. The extension of the term of the Series A and Series B Warrants (from four to six years) was a condition of the exercise of the Series J Warrants and the subsequent issuance of the Series B Preferred stock (“the financing”).

Originally we considered the incremental costs as part of the issuance costs for the Series B Preferred Shares.  Nevertheless, after reviewing the comments from SEC, now we believe these costs are indirect costs associated with the offering of our securities and should be changed to an expense.  The incremental value of  Series A warrants, Series B Warrants and investors warrants are US$540,430.

As per SAB Topic 5.A, “specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.”

As per SEC accounting and reporting manual on reverse merger, “costs of issuing equity securities are charged directly to equity as deduction of the fair value assigned to share issued.”

Accordingly, we believe the warrants issued to the placement agents are directly attributable to raising capital.  If we had not issued the warrants to the placement agent, we would have had to pay the same amount of cash as the fair value. Therefore, we have deducted the fair value of the placement agent warrants $839,550 and the financing commissions $462,519 from the proceeds of Preferred Shares of $5,000,000.

The key assumptions we utilized for the calculation of warrants are:

•
Volatility is based on our estimate of expected volatility by utilizing the historical, expected or implied volatility of similar entities whose instruments are publicly available.  Our estimate of the expected volatility of Jpak is 30.28%

•	Risk-free Rate of Return based on the rate of treasury note with the same expiry term.
•	Black-Scholes Call Value is calculated using the like of http://www.blobek.com/black-scholes.html
•	Warrant Valuation=Black-Scholes Call Value * number of Series warrants outstanding.

Furthermore, we allocated the remaining proceeds of $3,697,931 between investor warrants and Preferred Shares on a relative fair value basis.  The total value of investors warrants including incremental value of the original investors warrants and the value of Series B Preferred shares were $8,293,751 and $5,000,000 respectively.  Therefore, the Company allocated $2,307,078 and $1,390,853 to the investor warrants and preferred stocks respectively from the $3,697,931 remaining proceeds of J warrants exercise.

Valuation	December 28, 2007
Proceeds of Series B Preferred Shares	5,000,000
Commission of Series B Preferred Shares	462,519
Proceeds of Series B Preferred Shares after deducting
commission	4,537,481
Value of Placement Agent Warrants	839,550
Incremental value of original Placement Agent Warrants	31,680
Net proceeds after deduction of value and incremental
value of placement agent warrants	3,697,931
Series C Warrants	4,308,750
Series D Warrants	3,985,000
Total value of investor warrants and incremental value of
investors warrants	8,293,751
Value of Series B Preferred Shares	5,000,000
Allocation of Warrants	2,307,078
Allocation of Series B Preferred Shares	1,390,853

Agent Warrants		December 28, 2007

Expiration Date:	December 28, 2013
Strike Price:	$0.60
Share Price:		$1.60
Time to Expiration:		2,192
Volatility:		30.28%
Risk-free Rate of Return:		3.18%
Black-Scholes Call Value:		$1.12
Warrant Valuation:		$839,550

Warrant market price
Series A Warrants		August 9, 2007	December 28, 2007	December 28, 2007
			Original	Revised
Expiration Date:	August 9, 2011
	August 9, 2013
Strike Price:	$0.60
Share Price:		$0.72	$1.60	$1.60
Time to Expiration:		1,461	1,320	2,051
Volatility:		30.28%	30.28%	30.28%
Risk-free Rate of Return:		4.57%	3.18%	3.18%

Black-Scholes Call Value:		$0.28	$1.07	$1.11
Warrant Valuation:		$1,543,300	$5,887,750	$6,111,600

Series B Warrants		August 9, 2007	December 28, 2007	December 28, 2007
			Original	Revised
Expiration Date:	August 9, 2011
	August 9, 2013
Strike Price:	$0.70
Share Price:		$0.72	$1.60	$1.60
Time to Expiration:		1,461	1,320	2,051
Volatility:		30.28%	30.28%	30.28%
Risk-free Rate of Return:		4.57%	3.18%	3.18%

Black-Scholes Call Value:		$0.23	$0.99	$1.04
Warrant Valuation:		$1,271,600	$5,430,700	$5,715,600

Series C Warrants		August 9, 2007	December 28, 2007	December 28, 2007

Expiration Date:	December 28, 2013
Strike Price:	$0.72
Share Price:		$0.72	$1.60	$1.60
Time to Expiration:		2,333	2,192	2,192
Volatility:		30.28%	30.28%	30.28%
Risk-free Rate of Return:		4.57%	3.18%	3.18%

Black-Scholes Call Value:		$0.29	$1.03	$1.03
Warrant Valuation:		$1,209,167	$4,308,750	$4,308,750

Series D Warrants		August 9, 2007	December 28, 2007	December 28, 2007

Expiration Date:	December 28, 2013
Strike Price:	$0.84
Share Price:		$0.72	$1.60	$1.60
Time to Expiration:		2,333	2,192	2,192
Volatility:		30.28%	30.28%	30.28%
Risk-free Rate of Return:		4.57%	3.18%	3.18%

Black-Scholes Call Value:		$0.25	$0.96	$0.96
Warrant Valuation:		$1,037,083	$3,985,000	$3,985,000

Appendix C

(Form 10Q/A for period ended December 31, 2007)

NOTE 17 – ALLOCATION OF PROCEEDS FROM THE EXERCISE OF SERIES J WARRANTS

On August 9, 2007, the Company became a party to the NPA (Note Purchase Agreement dated May 17,2007 ) by and among the Company, JPAK, Grand International and the Investors.  Pursuant to the NPA JPAK issued Convertible Promissory Notes in the aggregate principal amount of US$5.5 million to the Investors. As a result of the Share Exchange, the Notes automatically converted into 5,608,564 shares of Series A Convertible Preferred Stock outstanding. The shares of Series A Convertible Preferred Stock are convertible into an aggregate of 11,217,128 shares of common stock. Under the terms of the Notes, the company also issued (i) Series A Warrants to purchase an aggregate of 5,500,000 shares of common stock (subject to adjustment) at an exercise price of US$.60 per share until August 2013 (the “Series A Warrants”), (ii) Series B Warrants to purchase an aggregate of 5,500,000 shares of common stock (subject to adjustment) at an exercise price of US$.70 per share until August 2013 (the “Series B Warrants”) and (iii) Series J Warrants to purchase (a) an aggregate of 5,000,000 shares of Series B Convertible Preferred Stock, which preferred stock shall contain the same terms as the Series A Convertible Preferred Stock (other than conversion price), which shares will be convertible into 8,333,333 shares of the Company’s common stock, (b) Series C Warrants to purchase an aggregate of 4,166,667 shares of common stock (subject to adjustment) at an exercise price of US$.72 per share (the “Series C Warrants”) and (c) Series D Warrants to purchase an aggregate of 4,166,667 shares of common stock (subject to adjustment) at an exercise price of US$.84 per share (the “Series D Warrants”). The Series J Warrants shall be exercisable at an exercise price of US$1.00 per warrant and shall only be exercisable until 90 days following the effective date of the registration statement for which this prospectus forms a part. Finally, the Company also granted warrants to purchase 990,000 shares of common stock with an exercise price of US$.50 per share to the placement agent in the financing transaction. These warrants have the same terms as the Series A and Series B Warrants, except that they contain a “cashless” exercise provision.

On December 28, 2007, the holders of the Company’s outstanding Series J Warrants exercised in full such warrants for aggregate gross proceeds of US$5.0 million to The Company. Upon exercise of the Series J Warrants and pursuant to their stated terms, the Company issued to the holders of the Series J Warrants (a) an aggregate of 5,000,000 shares of the Company’s Series B Convertible Preferred Stock, which are convertible into an aggregate of 8,333,333 shares of the Company’s common stock, (b) Series C Warrants to purchase an aggregate of 4,166,667 shares of the Company’s common stock at an exercise price of US$0.72 per share and (c) Series D Warrants to purchase an aggregate of 4,166,667 shares of the Company’s common stock (subject to adjustment) at an exercise price of US$0.84 per share. The Series C Warrants and Series D Warrants have a term of six years from the date of issuance.

In connection with the exercise of the Series J Warrants, we extended the term of our Series A Warrants and Series B Warrants from four years to six years, so that such warrants shall now expire on August 9, 2013. The extension of the term of the Series A and Series B Warrants (from four to six years) was a condition of the exercise of the Series J Warrants and the subsequent issuance of the Series B Preferred stock (“the financing”).

Originally we considered the incremental costs as part of the issuance costs for the Series B Preferred Shares.  Nevertheless, after reviewing the comments from SEC, now we believe these costs are indirect costs associated with the offering of our securities and should be changed to an expense.  Additionally, we originally used an expected volatility of approximately 7% and assumed that expected volatility would be the same as historical volatility  for calculations of value assigned the preferred stock and warrants.  After reviewing comments from the SEC, we changed certain assumptions utilized, particularly volatility, and therefore changed values assigned to the preferred stock and warrants.The incremental value of  Series A warrants, Series B Warrants and investors warrants are US$540,430.  (Please see Note 15 – Restatement to Reflect Reverse Merger Accounting, Reallocation of Proceeds From the Exercise of Series J Warrants and Reclassification of Beneficial Conversion Feature of Series B Preferred Shares- to see the effects of these changes on the Balance Sheet, Income Statement and Statement of Cash Flow).

As per SAB Topic 5.A, “specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.”

As per SEC accounting and reporting manual on reverse merger, “costs of issuing equity securities are charged directly to equity as deduction of the fair value assigned to share issued”.

Accordingly, we believe the warrants issued to the placement agents are directly attributable to raising capital.  If we had not issued the warrants to the placement agent, we would have had to pay the same amount of cash as the fair value.  Therefore, we have deducted the fair value of the placement agent warrants $839,550 and the financing commissions $462,519 from the proceeds of Preferred Shares $5,000,000.

The key assumptions we utilized for the calculation of warrants are:

•
Volatility is based on our estimate of expected volatility by utilizing the historical, expected or implied volatility of similar entities whose instruments are publicly available.  Our estimate of the expected volatility of Jpak is 30.28%

•	Risk-free Rate of Return based on the rate of treasury note with the same expiry term.
•	Black-Scholes Call Value is calculated using the like of http://www.blobek.com/black-scholes.html
•	Warrant Valuation=Black-Scholes Call Value * number of Series warrants outstanding.

Furthermore, we allocated the remaining proceeds of $3,697,931 between investors warrants and Preferred Shares on a relative fair value basis.  The total value of investors warrants including incremental value of the original investors warrants and the value of Series B Preferred shares were $8,293,751 and $5,000,000 respectively.  Therefore, the Company allocated $2,307,078 and $1,390,853 to the investors warrants and preferred stocks respectively from the $3,697,931 remaining proceeds of J warrants exercise.

Valuation	December 28, 2007
Proceeds of Series B Preferred Shares	5,000,000
Commission of Series B Preferred Shares	462,519
Proceeds of Series B Preferred Shares after deducting commission	4,537,481
Value of Placement Agent Warrants	839,550
Incremental value of original Placement Agent Warrants	31,680
Net proceeds after deduction of value and incremental value of placement agent warrants	3,697,931
Series C Warrants	4,308,750
Series D Warrants	3,985,000
Total value of investor warrants and incremental value of investors warrants	8,293,751
Value of Series B Preferred Shares	5,000,000
Allocation of Warrants	2,307,078
Allocation of Series B Preferred Shares	1,390,853

Agent Warrants		December 28, 2007
Expiration Date:	December 28, 2007
Strike Price:	$0.60
Share Price:		$1.60
Time to Expiration:		2,192
Volatility:		30.28%
Risk-free Rate of Return:		3.18%
Black-Scholes Call Value:		$1.12
Warrant Valuation:		$839,550.00

 Warrant market price
Series A Warrants		August 9, 2007	December 28, 2007	December 28, 2007
			Original	Revised
Expiration Date:	August 9, 2011
	August 9, 2013
Strike Price:	$0.60
Share Price:		$0.72	$1.60	$1.60
Time to Expiration:		1,461	1,320	2,051
Volatility:		30.28%	30.28%	30.28%
Risk-free Rate of Return:		4.57%	3.18%	3.18%

Black-Scholes Call Value:		$0.28	$1.07	$1.11
Warrant Valuation:		$1,543,300.00	$5,887,750.00	$6,111,600.00

Series B Warrants		August 9, 2007	December 28, 2007	December 28, 2007
			Original	Revised
Expiration Date:	August 9, 2011
	August 9, 2013
Strike Price:	$0.70
Share Price:		$0.72	$1.60	$1.60
Time to Expiration:		1,461	1,320	2,051
Volatility:		30.28%	30.28%	30.28%
Risk-free Rate of Return:		4.57%	3.18%	3.18%

Black-Scholes Call Value:		$0.23	$0.99	$1.04
Warrant Valuation:		$1,271,600.00	$5,430,700.00	$5,715,600.00

Series C Warrants		August 9, 2007	December 28, 2007	December 28, 2007

Expiration Date:	December 28, 2013
Strike Price:	$0.72
Share Price:		$0.72	$1.60	$1.60
Time to Expiration:		2,333	2,192	2,192
Volatility:		30.28%	30.28%	30.28%
Risk-free Rate of Return:		4.57%	3.18%	3.18%

Black-Scholes Call Value:		$0.29	$1.03	$1.03
Warrant Valuation:		$1,209,166.76	$4,308,750.34	$4,308,750.34

Series D Warrants		August 9, 2007	December 28, 2007	December 28, 2007

Expiration Date:	December 28, 20013
Strike Price:	$0.84
Share Price:		$0.72	$1.60	$1.60
Time to Expiration:		2,333	2,192	2,192
Volatility:		30.28%	30.28%	30.28%
Risk-free Rate of Return:		4.57%	3.18%	3.18%

Black-Scholes Call Value:		$0.25	$0.96	$0.96
Warrant Valuation:		$1,037,083.42	$3,985,000.32	$3,985,000.32

Appendix D

(Form 10Q/A for period ended March 31, 2008)

NOTE 16 – ALLOCATION OF PROCEEDS FROM THE EXERCISEOFSERIES J WARRANTS

On August 9, 2007, the Company became a party to the NPA (Note Purchase Agreement dated May 17,2007 ) by and among the Company, JPAK, Grand International and the Investors.  Pursuant to the NPA JPAK issued Convertible Promissory Notes in the aggregate principal amount of US$5.5 million to the Investors. As a result of the Share Exchange, the Notes automatically converted into 5,608,564 shares of Series A Convertible Preferred Stock outstanding. The shares of Series A Convertible Preferred Stock are convertible into an aggregate of 11,217,128 shares of common stock. Under the terms of the Notes, the company also issued (i) Series A Warrants to purchase an aggregate of 5,500,000 shares of common stock (subject to adjustment) at an exercise price of US$.60 per share until August 2013 (the “Series A Warrants”), (ii) Series B Warrants to purchase an aggregate of 5,500,000 shares of common stock (subject to adjustment) at an exercise price of US$.70 per share until August 2013 (the “Series B Warrants”) and (iii) Series J Warrants to purchase (a) an aggregate of 5,000,000 shares of Series B Convertible Preferred Stock, which preferred stock shall contain the same terms as the Series A Convertible Preferred Stock (other than conversion price), which shares will be convertible into 8,333,333 shares of the Company’s common stock, (b) Series C Warrants to purchase an aggregate of 4,166,667 shares of common stock (subject to adjustment) at an exercise price of US$.72 per share (the “Series C Warrants”) and (c) Series D Warrants to purchase an aggregate of 4,166,667 shares of common stock (subject to adjustment) at an exercise price of US$.84 per share (the “Series D Warrants”). The Series J Warrants shall be exercisable at an exercise price of US$1.00 per warrant and shall only be exercisable until 90 days following the effective date of the registration statement for which this prospectus forms a part. Finally, the Company also granted warrants to purchase 990,000 shares of common stock with an exercise price of US$.50 per share to the placement agent in the financing transaction. These warrants have the same terms as the Series A and Series B Warrants, except that they contain a “cashless” exercise provision.

On December 28, 2007, the holders of the Company’s outstanding Series J Warrants exercised in full such warrants for aggregate gross proceeds of US$5.0 million to The Company. Upon exercise of the Series J Warrants and pursuant to their stated terms, the Company issued to the holders of the Series J Warrants (a) an aggregate of 5,000,000 shares of the Company’s Series B Convertible Preferred Stock, which are convertible into an aggregate of 8,333,333 shares of the Company’s common stock, (b) Series C Warrants to purchase an aggregate of 4,166,667 shares of the Company’s common stock at an exercise price of US$0.72 per share and (c) Series D Warrants to purchase an aggregate of 4,166,667 shares of the Company’s common stock (subject to adjustment) at an exercise price of US$0.84 per share. The Series C Warrants and Series D Warrants have a term of six years from the date of issuance.

In connection with the exercise of the Series J Warrants, we extended the term of our Series A Warrants and Series B Warrants from four years to six years, so that such warrants shall now expire on August 9, 2013.

As per SAB Topic 5.A, “specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.”

As per SEC accounting and reporting manual on reverse merger, “costs of issuing equity securities are charged directly to equity as deduction of the fair value assigned to share issued”.

Accordingly, we believe the warrants issued to the placement agents are directly attributable to raising capital.  If we had not issued the warrants to the placement agent, we would have had to pay the same amount of cash as the fair value.  Therefore, we have deducted the fair value of the placement agent warrants $839,550 and the financing commissions $462,519 from the proceeds of Preferred Shares $5,000,000.

The key assumptions we utilized for the calculation of warrants are:

•	Volatility is based on our estimate of expected volatility by utilizing the historical, expected or implied volatility of similar entities whose instruments are publicly available. Our estimate of the expected volatility of Jpak is 30.28%
•	Risk-free Rate of Return based on the rate of treasury note with the same expiry term.
•	Black-Scholes Call Value is calculated using the like of http://www.blobek.com/black-scholes.html
•	Warrant Valuation = Black-Scholes Call Value * number of Series warrants outstanding.

Furthermore, we allocated the remaining proceeds of $3,697,931 between investors warrants and Preferred Shares on a relative fair value basis.  The total value of investors warrants including incremental value of the original investors warrants and the value of Series B Preferred shares were $8,293,751 and $5,000,000 respectively.  Therefore, the Company allocated $2,307,078 and $1,390,853 to the investors warrants and preferred stocks respectively from the $3,697,931 remaining proceeds of J warrants exercise.

Valuation	December 28, 2007
Proceeds of Series B Preferred Shares	5,000,000
Commission of Series B Preferred Shares	462,519
Proceeds of Series B Preferred Shares after deducting commission	4,537,481
Value of Placement Agent Warrants	839,550
Incremental value of original Placement Agent Warrants	31,680
Net proceeds after deduction of value and incremental value of placement agent warrants	3,697,931
Series C Warrants	4,308,750
Series D Warrants	3,985,000
Total value of investor warrants and incremental value of investors warrants	8,293,751
Value of Series B Preferred Shares	5,000,000
Allocation of Warrants	2,307,078
Allocation of Series B Preferred Shares	1,390,853

Agent Warrants		December 28, 2007
Expiration Date:	December 28, 2013
Strike Price:	$0.60
Share Price:		$1.60
Time to Expiration:		2,192
Volatility:		30.28%
Risk-free Rate of Return:		3.18%
Black-Scholes Call Value:		$1.12
Warrant Valuation:		$839,550.00

Warrant market price
Series A Warrants		August 9, 2007	December 28, 2007	December 28, 2007
			Original	Revised
Expiration Date:	August 9, 2011
	August 9, 2013
Strike Price:	$0.60
Share Price:		$0.72	$1.60	$1.60
Time to Expiration:		1,461	1,320	2,051
Volatility:		30.28%	30.28%	30.28%
Risk-free Rate of Return:		4.57%	3.18%	3.18%

Black-Scholes Call Value:		$0.28	$1.07	$1.11
Warrant Valuation:		$1,543,300.00	$5,887,750.00	$6,111,600.00

Series B Warrants		August 9, 2007	December 28, 2007	December 28, 2007
			Original	Revised
Expiration Date:	August 9, 2011
	August 9, 2013
Strike Price:	$0.70
Share Price:		$0.72	$1.60	$1.60
Time to Expiration:		1,461	1,320	2,051
Volatility:		30.28%	30.28%	30.28%
Risk-free Rate of Return:		4.57%	3.18%	3.18%

Black-Scholes Call Value:		$0.23	$0.99	$1.04
Warrant Valuation:		$1,271,600.00	$5,430,700.00	$5,715,600.00

Series C Warrants		August 9, 2007	December 28, 2007	December 28, 2007

Expiration Date:	December 28, 2013
Strike Price:	$0.72
Share Price:		$0.72	$1.60	$1.60
Time to Expiration:		2,333	2,192	2,192
Volatility:		30.28%	30.28%	30.28%
Risk-free Rate of Return:		4.57%	3.18%	3.18%

Black-Scholes Call Value:		$0.29	$1.03	$1.03
Warrant Valuation:		$1,209,166.76	$4,308,750.34	$4,308,750.34

Series D Warrants		August 9, 2007	December 28, 2007	December 28, 2007

Expiration Date:	December 28, 2013
Strike Price:	$0.84
Share Price:		$0.72	$1.60	$1.60
Time to Expiration:		2,333	2,192	2,192
Volatility:		30.28%	30.28%	30.28%
Risk-free Rate of Return:		4.57%	3.18%	3.18%

Black-Scholes Call Value:		$0.25	$0.96	$0.96
Warrant Valuation:		$1,037,083.42	$3,985,000.32	$3,985,000.32

Appendix E

(Form 10Q/A for period ended December 31, 2007)

NOTE 15 – RESTATEMENT TO REFLECT REVERSE MERGER ACCOUNTING, REALLOCATION OF PROCEEDS FROM EXERCISE OF SERIES J WARRANTS AND RECLASIFICATION OF BENIFICIAL CONVERSION FEATURE OF SERIES B PREFERRED SHARES

In August 2007, Jpak Group Co., Ltd. (“JPAK”) – a private holding company established under the laws of the Cayman Islands on June 22, 2006, acquired an 88.23% equity interest in Qingdao Renmin through Grand International, the 100% owned subsidiary of JPAK.  As a result of the acquisition, Qingdao Renmin became the majority owned subsidiary of Grand International and an indirect majority owned subsidiary of JPAK. Originally the Company accounted the acquisition using the purchase method.  Grand International and Qingdao Renmin were considered as the acquirer and acquiree respectively both from the business and accounting perspectives.

The Company has changed the Company’s accounting method and the transaction has been regarded as a reverse merger whereby Qingdao Renmin was considered to be the accounting acquirer as both Grand International and JPAK were holding companies with no significant operations and Qingdao Renmin continues as the primary operating entity even after the exchange, although JPAK is the legal parent company.  As such, Qingdao Renmin (and its historical financial statements) is the continuing entity for financial reporting purposes and the share exchange was treated as a recapitalization of JPAK. Thus, JPAK is the continuing entity for financial reporting purposes. The financial statements have been prepared as if JPAK had always been the reporting company and then, on the share exchange date, had changed its name and reorganized its capital stock. Accordingly, the Company has revised the financial statements to reflect reverse merger accounting.

Pursuant to SEC Manual Item 2.6.5.4 Reverse acquisitions, the Company believes the statement of stockholders’ equity in the Company’s S-1 for the fiscal years ended June 30, 2007 and 2006 should be revised to disclose the effect of the reverse merger on a retroactive basis. The SEC guidance requires  that “in a reverse acquisition the historical shareholder’s equity of the accounting acquirer prior to the merger is retroactively restated (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any difference in par value of the registrant’s and the accounting acquirer’s stock by an offset in paid in capital.” Based on this statement, the Company believes the statement of stockholders’ equity should be revised to properly disclose the effects of the reverse merger by retroactively restating the 23,005,000 shares given to JPAK (accounting acquirer in the reverse merger with Rx Staffing). In addition, the Company has revised the financial statements for the fiscal year ended June 30, 2007 to disclose the effect of the recapitalization on a retroactive basis.

In addition, in connection with the exercise of the Series J Warrants, we extended the term of our Series A Warrants and Series B Warrants from four years to six years, so that such warrants shall now expire on August 9, 2013. The extension of the term of the Series A and Series B Warrants (from four to six years) was a condition of the exercise of the Series J Warrants and the subsequent issuance of the Series B Preferred stock (“the financing”).

Originally we considered the incremental costs as part of the issuance costs for the Series B Preferred Shares.  Nevertheless, after reviewing the comments from SEC, now we believe these costs are indirect costs associated with the offering of our securities and should be changed to an expense.  The incremental value of  Series A warrants, Series B Warrants and investors warrants are US$540,430.  (Please see Note 17 – Allocation of Proceeds From the Exercise of Series J Warrants) The key assumptions we utilized for the calculation of warrants are:

•	Volatility is based on our estimate of expected volatility by utilizing the historical, expected or implied volatility of similar entities whose instruments are publicly available. Our estimate of the expected volatility of Jpak is 30.28%
•	Risk-free Rate of Return based on the rate of treasury note with the same expiry term.
•	Black-Scholes Call Value is calculated using the like of http://www.blobek.com/black-scholes.html
•	Warrant Valuation = Black-Scholes Call Value * number of Series warrants outstanding.

NOTE 15 – RESTATEMENT TO REFLECT REVERSE MERGER ACCOUNTING, REALLOCATION OF PROCEEDS FROM EXERCISE OF SERIES J WARRANTS AND RECLASIFICATION OF BENIFICIAL CONVERSION FEATURE OF SERIES B PREFERRED SHARES (continued)

The effect of restatement is as follows:

         CONSOLIDATED BALANCE SHEETS

ASSETS

	As reported under Acquisition Accounting as at December 31, 2007	As reported under Reverse Merger Accounting as at December 31, 2007	Effect of Change
CURRENT ASSETS
Cash and cash equivalents	$7,029,604	$7,029,604	$-
Account receivables, net of allowance $40,603 and $38,945, respectively	6,976,926	6,976,926	-
Inventory	2,849,813	2,849,813	-
Other receivables	120,519	120,519	-
Prepaid expenses and other current assets	72,645	72,645	-
Advance payments	2,048,889	2,048,889	-
Deferred placement agent warrant costs, net	1,093,131	-	(1,093,131)
Total Current Assets	20,191,527	19,098,396	(1,093,131)

PROPERTY AND EQUIPMENT, NET	8,576,582	8,576,582	-

GOODWILL	1,017,245	-	(1,017,245)

Total Assets	$29,785,354	$27,674,978	$(2,110,376)

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$1,937,200	$2,399,719	$462,519
Short-term bank loans	4,113,000	4,113,000	-
Total Current Liabilities	6,050,200	6,512,719	462,519

LONG-TERM DEBT	1,730,339	1,730,339	-

MINORITY INTEREST	98,753	98,753	-

STOCKHOLDERS’ EQUITY
Series A convertible preferred stock, $0.0001 par value,
5,608,564 shares authorized, issued and outstanding	561	561	-
Common stock, $0.001 par value, 300,000,000 shares
authorized 24,505,000 shares issued and outstanding	24,505	24,505	-
Series B convertible preferred stock, $0.001 par value,
5,000,000 shares authorized, issued and outstanding	500	500	-
Allocation of Series A Preferred Shares	-	2,484,226	2,484,226
Allocation of Series B Preferred Shares	-	1,390,853	1,390,853
Warrants	3,986,666	4,634,677	648,011
Placement agent warrants	1,127,313	1,172,487	45,174
Additional paid-in capital	11,590,258	11,048,604	(541,654)
Retained earnings	3,556,733	(3,133,524)	(6,690,257)
Statutory reserves	371,364	348,009	(23,355)
Accumulated other comprehensive income	1,248,162	1,362,269	114,107

Total Stockholders’ Equity	21,906,062	19,333,167	$(2,572,895)

Total Liabilities and Stockholders’ Equity	$29,785,354	$27,674,978	$(2,110,376)

NOTE 15 – RESTATEMENT TO REFLECT REVERSE MERGER ACCOUNTING, REALLOCATION OF PROCEEDS FROM EXERCISE OF SERIES J WARRANTS AND RECLASIFICATION OF BENIFICIAL CONVERSION FEATURE OF SERIES B PREFERRED SHARES (continued)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME	As reported under Acquisition Accounting for the six months ended	As reported under Reverse Merger Accounting for the six months ended
	December 31,2007	December 31,2007	Effect of Change

REVENUE	$15,418,892	$15,418,892	$-

COST OF SALES	11,306,299	11,306,299	-

GROSS PROFIT	4,112,593	4,112,593	-

EXPENSES
Selling, general and administrative	2,395,296	2,901,544	506,248
Depreciation expense	41,054	41,054	-

Total Expenses	2,436,350	2,942,598	506,248

INCOME FROM OPERATIONS	1,676,243	1,169,995	(506,248)

OTHER INCOME (EXPENSES)
Interest income	32,295	32,295	-
Interest expense	(217,755)	(217,755)	-
Other income (expense), net	248,662	248,662	-

Total Other Income (Expenses)	63,202	63,202	-

INCOME BEFORE PROVISION
FOR INCOME TAX	1,739,445	1,233,197	(506,248)

PROVISION FOR INCOME TAX	-	-	-

NET INCOME BEFORE MINORITY INTEREST	1,739,445	1,233,197	(506,248)

MINORITY INTEREST	(1,980)	(1,980)	-

NET INCOME	1,741,425	1,235,177	(506,248)

Beneficial conversion feature related to issuance of	-	(2,484,226)	(2,484,226)
Series A convertible preferred stock

Beneficial conversion feature related to issuance of	-	(1,390,853)	(1,390,853)
Series B convertible preferred stock
		__________	__________
NET INCOME / (LOSS) APPLICABLE TO	1,741,425	(2,639,902)	(4,381,327)
COMMON STOCK HOLDERS

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	710,043	824,150	114,107

COMPREHENSIVE INCOME	$2,451,468	$(1,815,752)	$(4,267,220)

NOTE 15 – RESTATEMENT TO REFLECT REVERSE MERGER ACCOUNTING, REALLOCATION OF PROCEEDS FROM EXERCISE OF SERIES J WARRANTS AND RECLASIFICATION OF BENIFICIAL CONVERSION FEATURE OF SERIES B PREFERRED SHARES (continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS
As reported under Acquisition Accounting for the six months ended	As reported under Reverse Merger Accounting for the six months ended
December 31,2007	December 31,2007	Effect of Change
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$1,741,425	$1,235,177	$	(506,248)
Adjustments to reconcile net income to net cash
Provided (used) by operating activities:
Minority interest	(1,980)	(1,980)		-
Depreciation and amortization	518,645	518,645		-
Gain on disposal of fixed assets	-	-		-
Changes in assets and liabilities:
Account receivables	1,937,765	1,937,765		-
Inventory	676,659	676,659		-
Other receivables	(118,427)	(118,427)		-
Prepaid expenses and other current assets	703,834	703,834		-
Advance payments	(2,013,322)	(2,013,322)		-
Accounts payable and accrued expenses	(2,780,763)	(2,318,245)		(462,518)
Other payables	(66,978)	(66,978)		-
Other current liabilities	-	-		-

Total Adjustments	(1,144,567)	(682,049)		462,518

Net Cash Used By Operating Activities	596,858	553,128		(43,730)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(576,378)	(576,378)		-
Addition of construction in progress	(155,702)	(155,702)		-
Acquisition of Qingdao	(864,000)	(864,000)		-
Cash acquired from the subsidiary	99,019	99,019		-

Net Cash Used By Investing Activities	(1,497,061)	(1,497,061)		-

CASH FLOWS FROM FINANCING ACTIVITIES
Trade notes payable	(538,880)	(538,880)		-
Additional capital contribution	(452,462)	(374,551)		77,911
Exercise of J warrants	5,000,000	5,000,000		-
Repayment of bank loans	(1,246,935)	(1,246,935)		-

Net Cash Provided By Financing Activities	2,761,723	2,839,634		77,911

EFFECT OF FOREIGN CURRENCY
TRANSLATION ON CASH	229,884	195,703		(34,181)

NET INCREASE IN CASH AND CASH QUIVALENTS	2,091,404	2,091,404		-

CASH AND CASH EQUIVALENTS – BEGINNING	4,938,200	4,938,200		-

CASH AND CASH EQUIVALENTS – ENDING	$7,029,604	$7,029,604		$-

Appendix F

(Form 10Q/A for period ended December 31, 2007)

NOTE 18 – BENEFICIAL CONVERSION FEATURE OF SERIES B PREFERRED SHARES

On December 28, 2007, the conversion feature of the Series B Convertible Preferred Stock is “in the money” and is therefore deemed to contain a beneficial conversion feature.

According to EITF 00-27, the effective conversion price based on the proceeds received for or allocated to the convertible instrument should be used to compute the intrinsic value, if any, of the embedded conversion option. An issuer should first allocate the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis. Then, the Issue 98-5 model should be applied to the amount allocated to the convertible instrument, and an effective conversion price should be calculated and used to measure the intrinsic value, if any, of the embedded conversion option.

On a relative fair value basis, we have allocated $1,390,853 and $2,307,078 to the Series B Convertible Preferred Shares and the warrants respectively.  The effective conversion price is $0.167, the allocated proceeds of $1,390,853 divided by 8,333,333 (the number of shares to be received on conversion).

The intrinsic value of the conversion option therefore is $11,942,480 [(8,333,333 shares) × ($1.60 – $0.167)].  Because $11, 942,480 is more than $1,390,853, the proceeds allocated to the A Convertible Preferred Shares, the intrinsic value of the conversion option is limited to $1,390,853.

At the date of issuance, we make the following entry for recording:

Preferred Stock Discount:                                                                                 1,390,853
APIC – beneficial conversion option                                                    1,390,853

We also make the following entry to amortize the preferred stock discount on the date of issuance because the preferred stock is not mandatorily redeemable and is immediately convertible into common stock:

Retained Earnings:                                                                                             1,390,853
Preferred Stock Discount                                                                        1,390,853

The net result of the two entries is a reclassification of $1,390,853 from retained earnings to additional paid-in capital.  This amount is also a reduction to the net income available to the common shareholders in the numerator of the earning-per-share calculation in the second quarter of FY2008. (Please see Note 15 – Restatement to Reflect Reverse Merger Accounting, Reallocation of Proceeds From the Exercise of Series J Warrants and Reclassification of Beneficial Conversion Feature of Series B Preferred Shares- to see the effects of these changes on the Balance Sheet, Income Statement and Statement of Cash Flow).

Appendix G

(Form 10Q/A for period ended September 30, 2007)

NOTE 16 – ALLOCATION OF PROCEEDS OF CONVERTIBLE PROMISSORY NOTES

On August 9, 2007, the Company became a party to the NPA (Note Purchase Agreement dated  May 17,2007 by and among Jpak, Grand International Industrial Limited and in certain identified investors) by and among the Company, Jpak, Grand International and the Investors. Under the NPA Jpak issued Convertible Promissory Notes in the aggregate principal amount of US$5.5 million to the Investors. As a result of the Share Exchange, the Notes automatically converted into 5,608,564 shares of Series A Convertible Preferred Stock outstanding. The shares of Series A Convertible Preferred Stock are convertible into an aggregate of 11,217,128 shares of common stock. Under the terms of the Notes, the company also issued (i) Series A Warrants to purchase an aggregate of 5,500,000 shares of common stock (subject to adjustment) at an exercise price of US$.60 per share until August 2013 (the “Series A Warrants”), (ii) Series B Warrants to purchase an aggregate of 5,500,000 shares of common stock (subject to adjustment) at an exercise price of US$.70 per share until August 2013 (the “Series B Warrants”) and (iii) Series J Warrants to purchase (a) an aggregate of 5,000,000 shares of Series B Convertible Preferred Stock, which preferred stock shall contain the same terms as the Series A Convertible Preferred Stock (other than conversion price), which shares will be convertible into 8,333,333 shares of the Company’ common stock, (b) Series C Warrants to purchase an aggregate of 4,166,667 shares of common stock (subject to adjustment) at an exercise price of US$.72 per share (the “Series C Warrants”) and (c) Series D Warrants to purchase an aggregate of 4,166,667 shares of common stock (subject to adjustment) at an exercise price of US$.84 per share (the “Series D Warrants”). The Series J Warrants contain an exercise price of US$1.00 per warrant and shall only be exercisable until 90 days following the effective date of the applicable registration statement and prospectus. Finally, the Company also granted warrants to purchase 990,000 shares of common stock with an exercise price of US$.50 per share to the placement agent in the financing transaction. These warrants have the same terms as the Series A and Series B Warrants, except that they contain a “cashless” exercise provision.

As per SAB Topic 5.A, “specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.”

As per SEC accounting and reporting manual on reverse merger, “costs of issuing equity securities are charged directly to equity as deduction of the fair value assigned to share issued”.

Accordingly, we believe the warrants issued to the placement agents are directly attributable to raising capital.  If we had not issued the warrants to the placement agent, we would have had to pay the same amount of cash as the fair value.  Therefore, we have deducted the fair value of the placement agent warrants $332,937 and the remaining deferred financing costs of $355,237 from the proceeds of Preferred Shares $5,500,000.  Furthermore, we allocated the remaining proceeds of $4,811,826 between investors warrants and Preferred Shares on a relative fair value basis.

Originally, we used an expected volatility of approximately 7% and assumed that expected volatility would be the same as historical volatility  for calculations of value assigned the preferred stock and warrants.  After reviewing comments from the SEC, we changed certain assumptions utilized, particularly volatility, and therefore changed values assigned to the preferred stock and warrants resulting from the automatic conversion of convertible promissory notes into Series A preferred stock (Please see Note 14 – Restatement to Reflect Reverse Merger Accounting, Reallocation of Proceeds of Convertible Promissory Notes and Reclassification of Beneficial Conversion Feature of Series A Preferred Shares- to see the effects of these changes on the Balance Sheet, Income Statement and Statement of Cash Flow).

The key assumptions we utilized for the calculation of warrants are:

•
Volatility is based on our estimate of expected volatility by utilizing the historical, expected or implied volatility of similar entities whose instruments are publicly available.  Our estimate of the expected volatility of Jpak is 30.28%

•	Risk-free Rate of Return based on the rate of treasury note with the same expiry term.
•	Black-Scholes Call Value is calculated using the like of http://www.blobek.com/black-scholes.html
•	Warrant Valuation = Black-Scholes Call Value * number of Series warrants outstanding.

The total value of warrants and the value of Series A Preferred shares on the date of conversion were $5,153,233 and $5,500,000 respectively.  Therefore, the Company allocated $2,327,600 and $2,484,226 to warrants and preferred stocks respectively from the $4,811,826 remaining proceeds of Convertible Promissory Notes.

Proceeds of Series A Preferred Shares	5,500,000
Financing commission of Series A Preferred Shares	355,237
Proceeds of Series A Preferred Shares after deducting commission	5,144,763
Value of Placement Agent Warrants	332,937
Net proceeds after deduction of value of placement agent warrants and financing commission of Series A Preferred Shares	4,811,826
Series A Warrants	1,543,300
Series B Warrants	1,271,600
Series J Warrants	2,338,333
Total value of investor warrants, incremental value of investors warrants and preferred shares	5,153,233
Value of Series A Preferred Shares	5,500,000
Allocation of Warrants	2,327,600
Allocation of Series A Preferred Shares	2,484,226

Warrant valuation

Agent Warrants		August 9, 2007

Expiration Date:	August 9, 2011
	August 9, 2013
Strike Price:	$0.50
Share Price:		$0.72
Time to Expiration:		1,461
Volatility:		30.28%
Risk-free Rate of Return:		4.57%

Black-Scholes Call Value:		$0.34
Warrant Valuation:		$332,937.00

Series A Warrants		August 9, 2007

Expiration Date:	August 9, 2011
	August 9, 2013
Strike Price:	$0.60
Share Price:		$0.72
Time to Expiration:		1,461
Volatility:		30.28%
Risk-free Rate of Return:		4.57%

Black-Scholes Call Value:		$0.28
Warrant Valuation:		$1,543,300.00

Series B Warrants		August 9, 2007

Expiration Date:	August 9, 2011
	August 9, 2013
Strike Price:	$0.70
Share Price:		$0.72
Time to Expiration:		1,461
Volatility:		30.28%
Risk-free Rate of Return:		4.57%

Black-Scholes Call Value:		$0.23
Warrant Valuation:		$1,271,600.00

Series J Warrants		August 9, 2007

Expiration Date:	August 9, 2011
Strike Price:	$0.60
Share Price:		$0.72
Time to Expiration:		1,461
Volatility:		30.28%
Risk-free Rate of Return:		4.57%

Black-Scholes Call Value:		$0.28
Warrant Valuation:		$2,338,333.24

Appendix H

(Form 10Q/A for period ended September 30, 2007)

NOTE 14 – RESTATEMENT TO REFLECT REVERSE MERGER ACCOUNTING, REALLOCATION OF PROCEEDS FROM PROCEEDS OF CONVERTIBLE PROMISORY NOTES AND RECLASIFICATION OF BENIFICIAL CONVERSION FEATURE OF SERIES A PREFERRED SHARES

In August 2007, Jpak Group Co., Ltd. (“JPAK”) – a private holding company established under the laws of the Cayman Islands on June 22, 2006, acquired an 88.23% equity interest in Qingdao Renmin through Grand International, the 100% owned subsidiary of JPAK.  As a result of the acquisition, Qingdao Renmin became the majority owned subsidiary of Grand International and an indirect majority owned subsidiary of JPAK. Originally the Company accounted the acquisition using the purchase method.  Grand International and Qingdao Renmin were considered as the acquirer and acquiree respectively both from the business and accounting perspectives.

The Company has changed its accounting method and the transaction has been regarded as a reverse merger whereby Qingdao Renmin was considered to be the accounting acquirer as both Grand International and JPAK were holding companies with no significant operations and Qingdao Renmin continues as the primary operating entity even after the exchange, although JPAK is the legal parent company.  As such, Qingdao Renmin (and its historical financial statements) is the continuing entity for financial reporting purposes and the share exchange was treated as a recapitalization of JPAK. Thus, JPAK is the continuing entity for financial reporting purposes. The Financial Statements have been prepared as if JPAK had always been the reporting company and then, on the share exchange date, had changed its name and reorganized its capital stock. Accordingly, the Company has revised the financial statements to reflect reverse merger accounting.

Pursuant to SEC Manual Item 2.6.5.4 Reverse acquisitions, the Company believes the statement of stockholders’ equity in the Company’s S-1 for the fiscal years ended June 30, 2007 and 2006 should be revised to disclose the effect of the reverse merger on a retroactive basis. The SEC guidance requires  that “in a reverse acquisition the historical shareholder’s equity of the accounting acquirer prior to the merger is retroactively restated (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any difference in par value of the registrant’s and the accounting acquirer’s stock by an offset in paid in capital.” Based on this statement, the Company believes the statement of stockholders’ equity should be revised to properly disclose the effects of the reverse merger by retroactively restating the 23,005,000 shares given to JPAK (accounting acquirer in the reverse merger with Rx Staffing). In addition, the Company has revised the financial statements for the fiscal year ended June 30, 2007 to disclose the effect of the recapitalization on a retroactive basis.

In addition, after reviewing comments from the SEC, we changed certain assumptions utilized, particularly volatility, and therefore changed values assigned to the preferred stock and warrants resulting from the automatic conversion of convertible promissory notes into Series A preferred stock (Please see Note 16 – Allocation of Proceeds of Convertible Promissory Notes for more information). The total value of warrants and the value of Series A Preferred shares on the date of conversion were $5,153,233 and $5,500,000 respectively.  The Company allocated $2,327,600 and $2,484,226 to warrants and preferred stocks respectively from the $4,811,826 remaining proceeds of Convertible Promissory Notes.  The key assumptions we utilized for the calculation of warrants are:

•
Volatility is based on our estimate of expected volatility by utilizing the historical, expected or implied volatility of similar entities whose instruments are publicly available.  Our estimate of the expected volatility of Jpak is 30.28%

•	Risk-free Rate of Return based on the rate of treasury note with the same expiry term.
•	Black-Scholes Call Value is calculated using the like of http://www.blobek.com/black-scholes.html
•	Warrant Valuation = Black-Scholes Call Value * number of Series warrants outstanding.

Additionally, as a result of the beneficial conversion feature of the Series A preferred shares we reclassified $2,484,226 from retained earnings to additional paid-in capital.  This amount is also a reduction to the net income available to the common shareholders in the numerator of the earning-per-share calculation in the first quarter of FY2008.  (Please see Note 17 – Beneficial Conversion Feature of Series C Preferred Shares for additional information.)

The effect of restatement is as follows:

            CONSOLIDATED BALANCE SHEETS

ASSETS

	As reported under Acquisition Accounting	As reported under Reverse Merger Accounting	Effect of Change
	September 30,	September 30,
	2007	2007

CURRENT ASSETS
Cash and cash equivalents	$2,189,799	$2,189,799	$-
Restricted cash for trade notes repayment	1,298,941	1,298,941	-
Account receivables, net of allowance $39,507	7,613,343	7,613,343	-
Inventory	2,544,263	2,544,263	-
Prepaid expenses and other current assets	75,584	75,584	-

Total Current Assets	13,721,930	13,721,930	-

PROPERTY AND EQUIPMENT, NET	8,164,227	8,164,227	-

GOODWILL	1,017,245	-	(1,017,245)

Total Assets	$22,903,402	$21,886,157	$(1,017,245)

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$2,041,290	$2,041,290	$-
Trade notes payable	533,600	533,600	-
Short-term bank loans	4,002,000	4,002,000	-
Other payables	16,668	16,668	-

Total Current Liabilities	6,593,558	6,593,558	-

LONG-TERM DEBT	1,834,350	1,834,350	-

STOCKHOLDERS’ EQUITY
Series A convertible preferred stock, $0.0001 par value, 5,608,564
shares authorized,5,608,564 shares issued and outstanding	561	561	-
Common stock, $0.001 par value, 300,000,000 shares authorized
24,505,000 shares issued and outstanding	24,505	24,505	-
Allocation of Series A Preferred Shares	-	2,484,226	2,484,226
Warrants	-	2,327,600	2,327,600
Placement Agent Warrants	-	332,937	332,937
Additional paid-in capital	10,577,424	7,622,836	(2,954,588)
Retained earnings	2,683,185	(576,686)	(3,259,871)
Statutory reserves	371,364	348,009	(23,355)
Accumulated other comprehensive income	818,455	894,261	75,806

Total Stockholders’ Equity	14,475,494	13,458,249	(1,017,245)

Total Liabilities and Stockholders’ Equity	$22,903,402	$21,886,157	$(1,017,245)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
	As reported under Acquisition Accounting for the three months ended	As reported under Reverse Merger Accounting for the three months ended	Effect of Change
	September 30,2007	September 30,2007

REVENUE	$9,304,248	$9,304,248	$-

COST OF SALES	6,987,181	6,987,181	-

GROSS PROFIT	2,317,067	2,317,067	-

EXPENSES
Selling, general and administrative	1,351,535	1,351,535	-
Depreciation expense	18,813	18,813	-

Total Expenses	1,370,346	1,370,348	-

INCOME FROM OPERATIONS	946,721	946,719	-

OTHER INCOME (EXPENSES)
Interest income	24,182	24,182	-
Interest expense	(113,189)	(113,189)	-
Other income (expense), net	10,163	10,163	-

Total Other Income (Expenses)	(78,844)	(78,844)	-

INCOME BEFORE PROVISION FOR INCOME TAX	867,877	867,877	-

PROVISION FOR INCOME TAX	-	-	-

NET INCOME	867,877	867,877	-

Beneficial conversion feature related to issuance of	-	(2,484,226)	(2,484,226)
Series A convertible preferred stock

NET INCOME / (LOSS) APPLICABLE TO	867,877	(1,616,349)	(2,484,226)
COMMON STOCK HOLDERS

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	280,336	356,142	75,806

COMPREHENSIVE INCOME	$1,148,213	$(1,260,207)	$(2,408,420)

CONSOLIDATED STATEMENTS OF CASH FLOWS
	As reported under Acquisition Accounting for the three months ended	As reported under Reverse Merger Accounting for the three months ended	Effect of Change
	September 30,2007	September 30,2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$867,877	$867,877	$-
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	271,377	271,377	-
Changes in assets and liabilities:
Restricted cash	(1,289,788)	(1,289,788)	-
Account receivables	1,086,362	1,086,362	-
Inventory	892,338	892,338	-
Prepaid expenses	698,464	698,464	-
Accounts payable and accrued expenses	(2,640,752)	(2,640,751)	-
Other payables	(49,304)	(49,304)	-

Total Adjustments	(1,031,303)	(1,031,301)	-

Net Cash Provided By (Used In) Operating Activities	(163,426)	(163,426)	-

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(334,385)	(334,385)	-
Acquisition of Qingdao’s equity	(864,000)	(864,000)	-

Net Cash Used In Investing Activities	(1,198,385)	(1,198,385)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution	(452,463)	(452,463)	-
Repayment of bank loan	(1,076,370)	(1,076,370)	-

Net Cash Provided By (Used In) Financing Activities	(1,528,833)	(1,528,833)	-

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH	142,243	142,243	-

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,748,401)	(2,748,401)	-

CASH AND CASH EQUIVALENTS – BEGINNING	4,938,200	4,938,200	-

CASH AND CASH EQUIVALENTS – ENDING	$2,189,799	$2,189,799	$-

Appendix I

(Form 10Q/A for period ended September 30, 2007)

NOTE 17 – BENEFICIAL CONVERSION FEATURE OF SERIES A PREFERRED SHARES

On August 7, 2007, the conversion feature of the Series A Convertible Preferred Stock is “in the money” and is therefore deemed to contain a beneficial conversion feature.

According to EITF 00-27, the effective conversion price based on the proceeds received for or allocated to the convertible instrument should be used to compute the intrinsic value, if any, of the embedded conversion option. An issuer should first allocate the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis. Then, the Issue 98-5 model should be applied to the amount allocated to the convertible instrument, and an effective conversion price should be calculated and used to measure the intrinsic value, if any, of the embedded conversion option.

On a relative fair value basis, we have allocated $2,484,226 and $2,327,600 to the Series A Convertible Preferred Shares and the warrants respectively.  The effective conversion price is $0.221, the allocated proceeds of $2,484,226 divided by 11,217,128 (the number of shares to be received on conversion).  The intrinsic value of the conversion option therefore is $5,592,106 [(11,217,128 shares) × ($0.72 – $0.221)].  Because $5,592,106 is more than $2,484,226, the proceeds allocated to the A Convertible Preferred Shares, the intrinsic value of the conversion option is limited to $2,484,226.

At the date of issuance, we make the following entry for recording:

Preferred Stock Discount:                                                                2,484,226
APIC – beneficial conversion option                                                       2,484,226

We also make the following entry to amortize the preferred stock discount on the date of issuance because the preferred stock is not mandatorily redeemable and is immediately convertible into common stock:

Retained Earnings:                                                                2,484,226
Preferred Stock Discount                                                                           2,484,226

The net result of the two entries is a reclassification of $2,484,226 from retained earnings to additional paid-in capital.  This amount is also a reduction to the net income available to the common shareholders in the numerator of the earning-per-share calculation in the first quarter of FY2008. (Please see Note 14 – Restatement to Reflect Reverse Merger Accounting, Reallocation of Proceeds of Convertible Promissory Notes and Reclassification of Beneficial Conversion Feature of Series A Preferred Shares- to see the effects of these changes on the Balance Sheet, Income Statement and Statement of Cash Flow).